Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of April 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

October 24, 2006

Messrs.

MINERA ANDES INC.

MINERA ANDES S.A.

111 East Magnesium Rd., Suite A

Spokane, WA

Attention: Allen Ambrose

Facsimile No. (509) 921-7325

MINERA SANTA CRUZ S.A.

Leandro N. Alem Avenue 712, Suite 5A

Capital Federal, Argentina

Attention: Gonzalo Freyre

Facsimile No. (54-11) 4315-7900

Dear Sirs,

We refer to the Letter Agreement dated October 10, 2006 among us relating to the financing of the first mine to be constructed by Minera Santa Cruz S.A. (the “Letter Agreement”).

This will confirm our agreement as follows:

1.	Section 7 of the Letter Agreement is amended to read as follows:

7. Consent. MAI has executed and delivered this letter agreement subject to obtaining the consent of its existing lender. MAI will take all reasonable steps to obtain such consent on or before December 1, 2006 and will notify Lorenzon in writing when such consent is obtained. If such consent is not obtained by such date, this letter agreement shall terminate.

2.	As amended hereby, the Letter Agreement remains in full force and effect.

3.	This agreement shall be governed by New York law.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:
Date:

2

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:	Allen V. Ambrose
Date:

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:
Date:

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:	JORGE A. VARGAS
Date:	PRESIDENTE - 01-12-06

MINERA SANTA CRUZ S.A.

By:
Name:
Date:

2

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:	GONZALO FREYRE
Date:	24-10-06

October 17, 2006

Messrs.

MINERA ANDES INC.

MINERA ANDES S.A.

111 East Magnesium Rd., Suite A

Spokane, WA

Attention: Allen Ambrose

Facsimile No. (509) 921-7325

MINERA SANTA CRUZ S.A.

Leandro N. Alem Avenue 712, Suite 5A

Capital Federal, Argentina

Attention: Gonzalo Freyre

Facsimile No. (54-11) 4315-7900

Dear Sirs,

We refer to the Letter Agreement dated October 10, 2006 among us relating to the financing of the first mine to be constructed by Minera Santa Cruz S.A. (the “Letter Agreement”).

This will confirm our agreement as follows:

1.	Section 7 of the Letter Agreement is amended to read as follows:

7. Consent. MAI has executed and delivered this letter agreement subject to obtaining the consent of its existing lender. MAI will take all reasonable steps to obtain such consent on or before October 24, 2006 and will notify Lorenzon in writing when such consent is obtained. If such consent is not obtained by such date, this letter agreement shall terminate.

2.	As amended hereby, the Letter Agreement remains in full force and effect.

3.	This agreement shall be governed by New York law.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:
Date:

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:	Allen V. Ambrose
Date:	10/17/07

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:
Date:

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:	JORGE A. VARGAS
Date:	OCTUBRE 19 de 2006

MINERA SANTA CRUZ S.A.

By:
Name:
Date:

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:	GONZALO FREYRE
Date:	17 - OCT - 2006

EXECUTION COPY

October 10, 2006

Messrs.

MINERA ANDES INC.

MINERA ANDES S.A.

111 East Magnesium Rd., Suite A

Spokane, WA

Attention: Allen Ambrose

Facsimile No. (509) 921-7325

MINERA SANTA CRUZ S.A.

Leandro N. Alem Avenue 712, Suite 5A

Capital Federal, Argentina

Attention: Gonzalo Freyre

Facsimile No. (54-11) 4315-7900

Dear Sirs,

We refer to (i) the Option and Joint Venture Agreement dated as of March 15, 2001, as amended from time to time (the “OJVA”), which governs the management of Minera Santa Cruz S.A. (“MSC”) and the financing of its operations, (ii) the Loan Agreement dated as of September 10, 2004 among MSC, its shareholders and certain of their affiliates, as amended from time to time (the “Shareholders’ Loan Agreement”), which relates to advances to MSC by its shareholders, and (iii) the letter agreement dated October 21, 2004 among MSC, its shareholders and certain of their affiliates (the “Funding Letter Agreement”), which relates to procedures for the funding of the operations of MSC.

We refer as well to MSC’s efforts to finance the construction of MSC’s first mine (the “Project”) and to the proposed terms for such financing offered, subject to credit approval, by Macquarie Bank Limited (the “Macquarie Proposal”). As you know, Lorenzon Limited does not believe that the Macquarie Proposal is the best available option for MSC.

We have proposed that Lorenzon Limited or any affiliate thereof designated by it (collectively, “Lorenzon”) provide a loan facility to finance the construction of the Project. As previously discussed, MSC has an urgent need of funds to cover its budget for the period from August to November 2006. In order to avoid any delays in the Project, we have further proposed that a short term bridge loan of US$20 million be provided immediately to MSC (the “MSC Bridge Loan”).

As soon as reasonably practical, the MSC Bridge Loan would be replaced with more permanent financing of US$55 million or such higher amount as agreed to by MAI and Lorenzon, on suitable project finance terms as discussed below (the “Project Finance Loan”). To obtain funds for such bridge loan, Lorenzon has completed arrangements with Banco de Credito dél Perú (“BCP”) for a bridge loan to Lorenzon of US$ 20 million (the “BCP Loan”).

Minera Andes Inc. (“MAI”) and its subsidiary Minera Andes S.A. (“MASA”) have indicated that they would like to participate in any such funding provided to MSC so as to ensure that any funding provided to MSC for the Project by its respective shareholder groups, whether as equity, loans under the Shareholder Loan Agreement or otherwise, is provided 51% by Lorenzon and 49% by MAI and its subsidiaries. Lorenzon is willing to provide 49% of each of the MSC Bridge Loan and the Project Finance Loan to MSC via MAI (or any subsidiary of MAI designated by it), subject to the terms set forth in this letter.

Lorenzon has informed MSC and MAI that Lorenzon’s ability to provide the Project Finance Loan is contingent upon it obtaining sufficient funding from the proceeds of a public offering presently being planned to occur in November 2006. Accordingly, if such funding is not available when needed for the Project, MSC will promptly seek to reinstate the project facility with Macquarie as contemplated in the Macquarie Proposal or to obtain the Project Finance Loan from other third parties, as provided below.

In light of the foregoing, we have agreed as follows.

1. Bridge Loans. Lorenzon will promptly provide a bridge loan of US$10.2 million to MSC (the “Lorenzon/MSC Bridge Loan”). The Lorenzon/MSC Bridge Loan will be used by MSC for the Project and will be unsecured. Interest will accrue on the principal amount outstanding of such Loan at the same rate and on the same terms as applicable to Lorenzon under the BCP Loan. No payment of interest or principal will be due by MSC to Lorenzon under the Lorenzon/MSC Bridge Loan until the Project Finance Loan is provided to MSC or until MAI consents, such consent not to be unreasonably withheld. MSC will promptly pay to Lorenzon all amounts owing under the Lorenzon/MSC Bridge Loan upon provision of the Project Finance Loan to MSC, except that, to the extent that the principal amount of the Lorenzon/MSC Bridge Loan is consolidated with an additional loan to be provided by Lorenzon to MSC, as provided below, the principal amount owing under the Lorenzon/MSC Bridge Loan would not then be repaid. MSC will execute and deliver to Lorenzon (i) a promissory note governed by New York law that reflects the terms of the Lorenzon/MSC Bridge Loan and (ii) such other documents as Lorenzon reasonably considers advisable under Argentine law to reflect such terms and protect the rights of the holder of such note.

Lorenzon will promptly provide a bridge loan of US$9.8 million to MAI (the “Lorenzon/MAI Bridge Loan”), which loan will be used by MAI for the sole purpose of immediately making a bridge loan of the same amount to MSC (the “MAI/MSC Bridge Loan”). MSC will use the MAI/MSC Bridge Loan for the Project. Interest will accrue on principal amounts outstanding under each of the Lorenzon/MAI Bridge Loan and the MAI/MSC Bridge Loan at the same rate and on the same terms as applicable to Lorenzon under the BCP Loan. No payment of interest or principal will be due (i) by MSC to MAI under the MAI/MSC Bridge Loan or (ii) by MAI to Lorenzon under the Lorenzon/MAI Bridge Loan, until the Project Finance Loan is provided to

MSC or until MAI consents, such consent not to be unreasonably withheld, MAI will execute and deliver to Lorenzon (i) a promissory note governed by New York law that reflects the terms of the Lorenzon/MAI Bridge Loan and (ii) such other documents as Lorenzon reasonably considers advisable to reflect such terms and protect the rights of the holder of such note. MSC will promptly pay to MAI, and MAI will promptly pay to Lorenzon, all amounts owing under the MAI/MSC Bridge Loan and Lorenzon/MAI Bridge Loan, respectively, upon provision of the Project Finance Loan to MSC, except that, to the extent that the principal amount of the Lorenzon/MAI Bridge Loan or the MAI/MSC Bridge Loan is consolidated with an additional loan to be provided, respectively, by Lorenzon to MAI or by MAI to MSC, as provided below, the principal amounts owing under the Lorenzon/MAI Bridge Loan and the MAI/MSC Bridge Loan would not then be repaid.

The MAI/MSC Bridge Loan will be unsecured. MSC will execute and deliver to MAI (i) a promissory note governed by New York law that reflects the terms of the MAI/MSC Bridge Loan (the “MAI/MSC Bridge Loan Note”) and (ii) such other documents as Lorenzon reasonably considers advisable under Argentine law to reflect such terms and protect the rights of the holder of such note.

MAI will pledge the MAI/MSC Bridge Loan Note to Lorenzon as security for MAI’s obligations under the Lorenzon/MAI Bridge Loan (such security to be enforced only if bankruptcy proceedings are commenced against MAI or a creditor of MAI other than Lorenzon makes a claim against the MAI/MSC Bridge Loan Note or any of MAI’s rights to payment in respect of the MAI/MSC Bridge Loan unless such claim is being contested in good faith and, in the reasonable opinion of Lorenzon, does not jeopardize or impair the security constituted by the pledge in any material way). MAI shall execute and deliver such other documents as Lorenzon reasonably considers advisable to secure and perfect Lorenzon’s security interest in the MAI/MSC Bridge Loan Note. MAI shall also irrevocably instruct MSC to make payment directly to Lorenzon of all amounts owing under the MAI/MSC Bridge Loan and MAI/MSC Bridge Loan Note, which payments shall be applied, pro tanto, in discharge of MSC’s obligations to MAI under the MAI/MSC Bridge Loan and MAI/MSC Bridge Loan Note, and to MAI’s obligations to Lorenzon under the Lorenzon/MAI Bridge Loan.

2. Disbursement of Bridge Loans and Documentation for Bridge Loans. Lorenzon shall make disbursements of the Lorenzon/MSC Bridge Loan and the Lorenzon/MAI Bridge Loan at the same time, parri passu. Disbursements under the Lorenzon/MAI Bridge Loan shall be made directly to MSC, but shall be deemed first a disbursement by Lorenzon to MAI under the Lorenzon/MAI Bridge Loan and immediately thereafter a disbursement by MAI to MSC under the MAI/MSC Bridge Loan.

Lorenzon, MAI and MSC shall work in good faith to prepare, execute and deliver all documentation for the Lorenzon/MSC Bridge Loan, the Lorenzon/MAI Bridge Loan and the MAI/MSC Bridge Loan (collectively, the “Bridge Loans”) as expeditiously as possible. Notwithstanding anything to the contrary contained herein, due to MSC’s urgent need of funds, it is acknowledged that disbursements may be made only under the Lorenzon/MSC Bridge Loan before all such documentation is finalized. If any such disbursement is made (a “Non-Pro Rata Disbursement”), as soon as all such documentation for the Bridge Loans is completed , an appropriate amount of the Non-Pro Rata Disbursement shall be deemed to have been made as a disbursement thereof to MAI under the Lorenzon/MAI Bridge Loan and immediately thereafter a disbursement by MAI to MSC under the MAI/MSC Bridge Loan. The parries shall execute all such documentation as reasonably considered advisable to ensure such pro rata adjustment, it being the intent of the parties that upon full disbursement of the Lorenzon/MSC Bridge Loan and the Lorenzon/MAI Bridge Loan, such Bridge Loans shall be deemed to have been disbursed at the same time, parri passu. Until the aforementioned documentation is completed, no repayments on account of the Non-Pro Rata Disbursements will be made by MSC nor will Lorenzon convert the Non-Pro Rata Disbursements into equity.

MSC will pay to Lorenzon all reasonable out-of-pocket expenses (including but not limited to fees and costs payable by Lorenzon in connection with the BCP Loan and the fees and expenses of legal counsel) which are incurred in implementing the BCP Loan and the Bridge Loans. MSC shall pay such expenses to Lorenzon upon provision of the Bridge Loans to MSC.

Lorenzon will pay all amounts owing to Macquarie in connection with the Macquarie Proposal, including break fees, the fees of Macquarie’s legal counsel and any other third party professional fees. If the Project Finance Loan is not provided by Lorenzon or Macquarie, and the lender of the Project Finance Loan incurs fees of third party technical consultants that must be reimbursed to such lender, Lorenzon shall reimburse such lender for such fees. MAI and MASA each confirms that the letter agreement dated February 2, 2006 among Mauricio Hochschild & Compañia Limitada S.A.C., MAI, MASA, Lorenzon Limited and MSC relating to payment of certain amounts in connection with the termination of a Mandate Agreement with Standard Bank remains in full force and effect and that it will pay all amounts and perform all other obligations to be paid or performed by it thereunder.

3. Project Finance Loan. Subject to Lorenzon completing its planned public offering, Lorenzon will provide the funds for the Project Finance Loan, Subject to such condition and to execution of documentation to evidence the Project Finance Loan, the Project Finance Loan will be made available as follows.

Lorenzon will lend 51% of the difference between the amount of Project Finance Loan and the amount of the MSC Bridge Loan directly to MSC. Such loan shall be consolidated with the Lorenzon/MSC Bridge Loan with the effect that Lorenzon shall have made a loan to MSC in the amount of 51% of the Project Finance Loan (the “Lorenzon/MSC PFL”). MSC will use the Lorenzon/MSC PFL only for the purposes of the Project.

Lorenzon will lend 49% of the difference between the amount of Project Finance Loan and the amount of the MSC Bridge Loan to MAI, Such loan shall be consolidated with the Lorenzon/MAI Bridge Loan with the effect that Lorenzon shall have made a loan to MAI in the amount of 49% of the Project Finance Loan (the “Lorenzon/MAI PFL”). The Lorenzon/MAI PFL will be used by MAI for the sole purpose of making a loan of the same amount to MSC. Such loan shall be consolidated with the MAI/MSC Bridge Loan with the effect that MAI shall have made a loan to MSC in the amount of 49% of the Project Finance Loan (the “MAI/MSC PFL”). MSC shall use the MAI/MSC PFL only for the purposes of the Project.

Disbursements under the Lorenzon/MAI PFL shall be made directly to MSC, but shall be deemed first a disbursement by Lorenzon to MAI under the Lorenzon/MAI PFL and immediately thereafter a disbursement by MAI to MSC under the MAI/MSC PFL.

The Lorenzon/MSC PFL and the MAI/MSC PFL (collectively, the “MSC PFLs”) will be made on the same terms as the Macquarie Proposal, except that:

(a)	MSC will not be required under the MSC PFLs to hedge any of its production,

(b)	Except for a security interest in the Collection Account and Escrow Account referred to below and the funds deposited and rights to funds to be deposited therein, the MSC PFLs will be unsecured. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will be limited to events outside the control of MSC, whether by act or omission of Lorenzon or MSC, that have a material adverse effect on MSC’s ability to perform its obligations under the MSC PFLs, including but not limited to:

(i) loss of or material adverse change to any material concession, license, permit or authorization other than as a result of the fault of the MSC; and

(ii) nationalisation, confiscation or expropriation of the Project or any part thereof.

Both lenders to MSC (MAI and Lorenzon) agree that they will upon an event of default cooperate and commence one action against MSC or the Project (to the extent permitted by law) for repayment of the MSC PFLs.

No amendment shall be made to the Mine Plan for the Project that would cause or might reasonably expected with the passage of time to cause an Event of Default under the MSC PFLs.

Lorenzon and MSC hereby represent and warrant to MAI that, to the best of their knowledge, there are no circumstances which would prevent any material permits or licenses necessary to develop and operate the Project from being issued on a timely basis and all material permits and licenses currently held are in good standing.

The terms of the MSC PFLs will also contain such different terms from the Macquarie Proposal as the parties hereto mutually agree are necessary to reflect the different parties and to take into account that the lenders under the MSC PFLs are also the shareholders of MSC. Commitment or facility fees applicable to the MSC PFLs shall accrue as provided in the documentation evidencing the MSC PFLs, and not from the date of this letter agreement.

For greater certainty, principal repayments under the MSC PFLs will be made in accordance with the Macquarie Proposal’s payment schedule, including provisions thereof providing for mandatory prepayments in certain events. On a quarterly basis, Lorenzon shall cause MSC to distribute all cash not reasonably needed by MSC for operations, maintenance, taxes, debt service, working capital, exploration programs, reinvestment or expansion of any existing mine or the development of any new mine. When MSC makes such a distribution, 50% will be applied as a prepayment under the MSC PFLs, unless MSC’s last quarter Debt Service Cover ratio is greater than 2.0, in which case 25% will be applied in such manner, and the balance shall be advanced to MAI and Lorenzon, in their respective capacity as shareholders. Whether any such distribution or advance by MSC to its shareholders is made as a dividend or as a repayment of loans made under the Shareholders’ Loan Agreement shall be determined by Lorenzon provided that such distribution or advance shall be of the same character to both shareholders.

MSC will establish and maintain an offshore Dollar denominated Collection Account and an offshore Dollar denominated Escrow Account through which all proceeds of the MSC PFLs and all cash receipts of MSC will pass. Such accounts shall be in the name of MSC, but Lorenzon shall have the right to withdraw all funds in such accounts upon the occurrence of an event of default under the MSC PFLs. Lorenzon shall have a security interest in such accounts.

The Lorenzon/MAI PFL will be made on the same terms as the Macquarie Proposal, except that its terms will be modified to reflect the differing terms of the MSC PFLs. As security for MAI’s obligations to Lorenzon under the Lorenzon/MAI PFL, MAI will pledge in favor of Lorenzon and grant a first priority security interest to Lorenzon of all of MAI’s right to any payment by MSC to or for the benefit of MAI under the MAI/MSC PFL (such security to be enforced only if bankruptcy proceedings are commenced against MAI or a creditor of MAI other than Lorenzon makes a claim against any right to payment under the MAI/MSC PFL unless such claim is being contested in good faith and, in the reasonable opinion of Lorenzon, does not jeopardize or impair the security in any material way). MAI will execute and deliver all such documentation that Lorenzon reasonably considers necessary to implement and perfect such pledge and first priority security interest. MAI shall also irrevocably instruct MSC to make payment directly to Lorenzon of all amounts owing under the MAI/MSC PFL, which payments shall be applied, pro tanto, in discharge of MSC’s obligations to MAI under the MAI/MSC PFL, and to MAI’s obligations to Lorenzon under the Lorenzon/MAI PFL.

The parties shall diligently work in good faith to prepare all documentation necessary to evidence the MSC PFLs and the Lorenzon/ MAI PFL. The parties shall execute the same as soon as such documentation is ready, but such documentation shall be subject to the conditions referred to herein.

If at any time it is reasonably anticipated that the Project Finance Loan from Lorenzon will likely not be available to MSC in the manner described above by December 1, 2006, then MSC shall promptly seek the Project Finance Loan from Macquarie on the terms set out in the Macquarie Proposal or from third parties. Any Project Finance Loan from Macquarie or another third party will be made on terms that do not require repayment of the Lorenzon/MSC Bridge Loan or the MAI/MSC Bridge Loan, but rather permit such loans to be assigned to the lender of, and treated as advances under, such Project Finance Loan.

If it is reasonably anticipated that the planned public offering will not be completed by December 31, 2006 (but in any event if firm commitments for the offering have not been entered into by December 1, 2006), Lorenzon may lend additional amounts to MSC in the same manner as the Bridge Loans are to be made available to MSC, that is by lending 51% of such amounts directly to MSC and lending 49% of such amounts to MAI, which MAI shall immediately lend to MSC. If MAI participates in such loans or if Lorenzon chooses not to lend such amounts, then MSC agrees not to make any additional cash calls except for amounts required to finance the care and maintenance costs of the Project until such time as the selected third party lender has made an advance under the Project Finance Loan.

4. Shareholders’ Loan Agreement; Additional Funding for Project. The parties hereto agree that the Shareholders’ Loan Agreement and the Funding Letter Agreement shall not apply to the Bridge Loans and the Project Finance Loan, including the individual components thereof. If the funds provided to MSC under the Project Finance Loan are insufficient to complete the Project, MSC shall be free to raise such funds as are necessary to complete the Project, provided that it does so in accordance with the terms of the OJVA.

Nothing in this letter agreement shall obligate Lorenzon or any affiliate of Lorenzon to provide any financing to MAI or any subsidiary of MAI except as expressly set forth in this letter agreement. Lorenzon’s financing of MAI’s 49% share of the MSC Bridge Loan and the Project Finance Loan shall not be deemed to create any precedent binding on, or obligation of, Lorenzon to provide similar financing to MAI in the future.

5. Limited Recourse. Notwithstanding anything to the contrary, the indebtedness of MAI to Lorenzon will be repaid from funds received from MSC, to the extent available, and not from any other resources of MAI.

6. Permitted Assignment. Lorenzon acknowledges that MAI is currently in the process of a reorganization, Lorenzon consents to MAI transferring one or more of the MAI/MSC Bridge Loan, Lorenzon/MAI Bridge Loan, Lorenzon/MAI PFL, and MAI/MSC PFL (collectively the “Loans”), OJVA, Shareholders’ Loan Agreement, the Funding Letter Agreement and the shares in MSC to a Cayman Island subsidiary (“Subco”) provided that MAI agrees to remain bound by the provisions of all agreements relating to the Loans and by the OJVA, Shareholders’ Loan Agreement and the Funding Letter Agreement. Subsequent to such assignment of the Loans, all references to MAI hereunder and in the related transaction documents shall be deemed to be references to Subco.

MAI and MASA consent to Lorenzon transferring one or more of the Lorenzon/MSC Bridge Loan, the Lorenzon/MAI Bridge Loan, the Lorenzon/MSC PFL, the Lorenzon/MAI PFL, the security interests granted by MAI in the MAI/MSC Bridge Loan Note and MAI’s rights to payment under the MAI/MSC PFL, OJVA, Shareholders’ Loan Agreement, the Funding Letter Agreement and the shares in MSC to an affiliate provided that Lorenzon agrees to remain bound by the provisions of all agreements relating to such loans and security interests and by the OJVA, Shareholders’ Loan Agreement and the Funding Letter Agreement. Subsequent to such assignment of such loans and security interest, all references to Lorenzon hereunder and in the related transaction documents shall be deemed to be references to such affiliate.

7. Consent. MAI has executed and delivered this letter agreement subject to obtaining the consent of its existing lender. MAI will take all reasonable steps to obtain such consent within seven (7) days of the date of this letter and will notify Lorenzon in writing when such consent is obtained. If such consent is not obtained within such time period, this letter agreement shall terminate.

8. Cash Call. Upon notification to Lorenzon of MAI’s receipt of the consent referred to in Section 7, the cash call made by letter dated October 3, 2006 from MSC to MASA and Lorenzon shall be deemed rescinded. If such cash call is so rescinded, any amounts up to US$10.2 million advanced by Lorenzon to MSC in connection with such cash call shall be deemed a disbursement under the Lorenzon/MSC Bridge Loan.

Lorenzon and MSC agree to minimize to the greatest extent feasible any debt and equity contributions of MAI and Lorenzon to MSC while the PFLs are outstanding. Any material expansions or explorations by MSC outside the scope of the then current Mine Plan while the PFLs are outstanding will be funded only from cash flow of MSC, loans from third parties or loans made available to MSC by Lorenzon directly to MSC and through MAI, in the same manner and proportions in which the Bridge Loans are to be made available to MSC.

9. Governing Law. The Bridge Loans, the Project Finance Loan, including the individual components thereof, and this agreement shall be governed by New York law.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:	GONZALO FREYRE
Date:	12-Oct-2006

8

8. Cash Call. Upon notification to Lorenzon of MAI’s receipt of the consent referred to in Section 7, the cash call made by letter dated October 3, 2006 from MSC to MASA and Lorenzon shall be deemed rescinded. If such cash call is so rescinded, any amounts up to US$10.2 million advanced by Lorenzon to MSC in connection with such cash call shall be deemed a disbursement under the Lorenzon/MSC Bridge Loan.

Lorenzon and MSC agree to minimize to the greatest extent feasible any debt and equity contributions of MAI and Lorenzon to MSC while the PFLs are outstanding. Any material expansions or explorations by MSC outside the scope of the then current Mine Plan while the PFLs are outstanding will be funded only from cash flow of MSC, loans from third parties or loans made available to MSC by Lorenzon directly to MSC and through MAI, in the same manner and proportions in which the Bridge Loans are to be made available to MSC.

9. Governing Law. The Bridge Loans, the Project Finance Loan, including the individual components thereof, and this agreement shall be governed by New York law.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:	Allen V. Ambrose
Date:	October 12, 2006

MINERA ANDES S.A.

By:
Name:
Date:

MINERA SANTA CRUZ S.A.

By:
Name:
Date:

8

8. Cash Call. Upon notification to Lorenzon of MAI’s receipt of the consent referred to in Section 7, the cash call made by letter dated October 3, 2006 from MSC to MASA and Lorenzon shall be deemed rescinded. If such cash call is so rescinded, any amounts up to US$10.2 million advanced by Lorenzon to MSC in connection with such cash call shall be deemed a disbursement under the Lorenzon/MSC Bridge Loan.

Lorenzon and MSC agree to minimize to the greatest extent feasible any debt and equity contributions of MAI and Lorenzon to MSC while the PFLs are outstanding. Any material expansions or explorations by MSC outside the scope of the then current Mine Plan while the PFLs are outstanding will be funded only from cash flow of MSC, loans from third parties or loans made available to MSC by Lorenzon directly to MSC and through MAI, in the same manner and proportions in which the Bridge Loans are to be made available to MSC.

9. Governing Law. The Bridge Loans, the Project Finance Loan, including the individual components thereof, and this agreement shall be governed by New York law.

If the foregoing correctly reflects our agreement, please sign a copy of this letter and return it to us.

Yours sincerely,

LORENZON LIMITED

Miguel Aramburú

ACCEPTED AND AGREED:

MINERA ANDES INC.

By:
Name:
Date:

MINERA ANDES S.A.

By:
Name:	JORGE A. VARGAS
Date:	OCTUBRE 12 de 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: April 25, 2008